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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                   Under the Securities Exchange Act of 1934*

                           PETROLEUM GEO-SERVICES ASA
     ----------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, Nominal Value NOK30 per Share, and American Depositary Shares, Each Representing One Ordinary Share,
                              Nominal Value NOK30

               Ordinary Shares, Nominal Value NOK5 per Share, and
        American Depositary Shares, Each Representing One Ordinary Share,
                               Nominal Value NOK5
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                     716599105 (American Depositary Shares)
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michel Ponthus
                         Senior Executive Vice President
                           Finance and Human resources
                           and Chief Financial Officer
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                                   91341 Massy
                                     France
                                (33-1) 64 47 3000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 2003
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------
CUSIP No.   716599105 (American
depositary shares)
-------------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION

        Compagnie Generale de Geophysique          I.R.S. #  Not Applicable
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of France
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      867,753
NUMBER OF      -----------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH         0
REPORTING      -----------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      867,753
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        867,753
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 2 amends the statement on Schedule 13D (such schedule as amended being the "Schedule 13D") originally filed on October 4, 2002, and amended by Schedule 13D/A (Amendment No. 1) filed on June 27, 2003, and relating to the ordinary shares, nominal value NOK5 per share (the "Old Shares"), and the American depositary shares, each representing one Old Share (the "Old ADSs") and evidenced by American depositary receipts, of Petroleum Geo-Services ASA, a Norwegian allmennaksjeselskap (the "Company"). As described more completely in the Plan (as defined below), the Old Shares and Old ADSs were discharged on the Effective Date (as defined below). Pursuant to the Plan, the Company issued ordinary shares, nominal value NOK30 per share (the "New Shares"), and American depositary shares, each representing one New Share (the "New ADSs") and evidenced by American depositary receipts. The Schedule 13D, as amended through the date hereof, relates to the Old Shares, the Old ADSs, the New Shares and the New ADSs.

     The address of the principal executive offices of the Company is Strandveien 4, N-1366 Lysaker, Kingdom of Norway.

     References herein to Old Shares or New Shares include references to Old ADSs or New ADSs respectively, unless the context otherwise requires.

Item 2. Identity and Background.

     This statement is being filed by Compagnie Generale de Geophysique, a French societe anonyme (the "Reporting Person"). The list of the executive officers and directors of the Reporting Person attached hereto as Schedule I and incorporated herein by reference contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

     The Reporting Person is a societe anonyme duly incorporated under the laws of the Republic of France.

     The Reporting Person participates in the oilfield services industry by providing seismic data acquisition, processing and geoscience services and equipment to clients in the oil and gas exploration and production business.

     The address of the principal business and principal office of the Reporting Person is 1, rue Leon Migaux, 91341 Massy, France.

     Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     No funds were required for the receipt of 60,051 New Shares under the Plan. The total amount of funds required to purchase 337,535 New Shares pursuant to the rights offering was $4,790,626.15 and the total amount of funds required to purchase 470,167 New Shares pursuant to the Reporting Person's obligations as an

Equity Investor under the Plan was $6,662,265.95, for an aggregate purchase price of $11,452,892.10 furnished from the working capital of the Reporting Person.

Item 4. Purpose of Transaction.

     Item 4 is amended to add the following final paragraph:

     The Company filed a voluntary petition under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In connection with the proceedings under Chapter 11 of the Bankruptcy Code, the Company filed with the Bankruptcy Court the Plan of Reorganization, dated July 29, 2003, which the Bankruptcy Court confirmed by the Confirmation Order entered on October 21, 2003 as the Company's Modified First Amended Plan of Reorganization (the "Plan"). As reported on a Report of Foreign Private Issuer on Form 6-K filed by the Company on November 7, 2003, the Company emerged form proceedings under Chapter 11 of the Bankruptcy Code on November 5, 2003 (the "Effective Date").

     As reported on this Schedule 13D, prior to the Effective Date, the Reporting Person held 7,757,400 Old Shares.

     The treatment of the holders of the Company's equity securities existing prior to the Effective Date in the proceedings before the Bankruptcy Court was governed by the terms of the Plan. The Plan provided that in full satisfaction, settlement, release and discharge of, and in exchange for the Old Shares, the holders of Old Shares would receive a pro rata distribution of 4% of the aggregate amount of New Shares issued on the Effective Date. In addition, the Plan provided that holders of the Old Shares would receive a pro rata share of rights to acquire New Shares pursuant to a rights offering and further provided that the Reporting Person would receive certain rights to acquire additional New Shares pursuant to its obligations as an Equity Investor under the Plan.

     Therefore, upon the Effective Date, the Reporting person's interests in the Old Shares were discharged. In addition, the Reporting Person (i) received 60,051 New Shares under the Plan, (ii) acquired 337,535 New Shares for an aggregate purchase price of $4,790,626.15 pursuant to the rights offering and
(iii) acquired 470,167 New Shares for an aggregate purchase price of $6,662,265.95 pursuant to its obligations as an Equity Investor under the Plan. The Reporting Person thus owns 867,753 New Shares, representing less than 5% of the outstanding New Shares.

Item 5. Interest in Securities of the Issuer.

     (a) As of November 5, 2002, the Reporting Person beneficially owns 867,753 New Shares, including 182,720 in the form of New ADSs, representing approximately 4.3% of the outstanding New Shares, based on the 20,000,000 New Shares reported by the Company to be outstanding as of the Effective Date on the Amendment No.1 to its Application for Qualification of Indentures under the Trust Indenture Act of 1939 filed on Form T-3/A on October 31, 2003. Except as otherwise indicated in Schedule I, no person listed therein beneficially owns any New Shares.

     (b) The Reporting Person and, to the best of the Reporting Person's knowledge, each person listed in Schedule I as beneficially owning any New Shares, has the power to vote or to direct the vote and to dispose or to direct the disposition of the New Shares it owns.

     (c) Other than the receipt or acquisition of the 867,753 New Shares reported on this Schedule 13D, no transactions in New Shares or in Old Shares were effected during the last sixty days by the Reporting Person or any of the persons set forth in Schedule I.

     (d) No Amendment.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Old Shares on November 5, 2003. The Reporting Person has never been the beneficial owner of more than five percent of the New Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     No Amendment.

Item 7. Material to be Filed as Exhibits

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2003       COMPAGNIE GENERALE DE GEOPHYSIQUE



                                By:         /s/  Michel PONTHUS
                                    ---------------------------------------
                                    Name:   Michel PONTHUS
                                    Title:  Senior Executive Vice President
                                            (Finance and Human resources)
                                            Chief Financial Officer

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation or employment of each of the executive officers and directors of Compagnie Generale de Geophysique (the "Reporting Person") as well as, when such present principal occupation or employment is not with the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted. Except as otherwise indicated, the business address of each of such persons is 1, rue Leon Migaux, 91341 Massy, France, and each of such persons is a citizen of the Republic of France. Except as otherwise indicated, no such person owns beneficially any ordinary share, nominal value NOK30 (a "New Share") and/or American depositary share (a " New ADS") of Petroleum Geo-Services ASA (the "Company").

            Executive Officers and Directors of the Reporting Person
            --------------------------------------------------------

--------------------------------------------------------------------------------
         NAME                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH THE REPORTING PERSON
--------------------------------------------------------------------------------
Robert Brunck              Chairman and Chief Executive Officer of the
                           Reporting Person.
--------------------------------------------------------------------------------
Gerard Chambovet           Senior Executive Vice President of the Reporting
                           Person (Services).
--------------------------------------------------------------------------------
Thierry Le Roux            Senior Executive Vice President of the Reporting
                           Person (Products).
--------------------------------------------------------------------------------
Michel Ponthus             Senior Executive Vice President (Finance and Human
                           Resources) and Chief Financial Officer of the
                           Reporting Person.
--------------------------------------------------------------------------------
Christophe                 o  Senior Executive Vice President of the
Pettenati-Auziere             Reporting Person (Strategy, Planning and Control).
                           o  Number of New ADSs of the Company beneficially
                              owned:  50
--------------------------------------------------------------------------------
Gerard Fries               o  Director of the Reporting Person;
                           o  Senior Executive Vice President of Institut
                              Francais du Petrole
                              1, avenue du Bois Preau
                              92500 Rueil Malmaison, France.
--------------------------------------------------------------------------------
Robert Castaigne           o  Director of the Reporting Person;
                           o  Chief Financial Officer and member of the
                              Executive Committee of TotalFinaElf
                              2, place de la Coupole
                              La Defense 6
                              92078 Paris La Defense Cedex, France.
--------------------------------------------------------------------------------
Jean Dunand                Director of the Reporting Person.
--------------------------------------------------------------------------------
Olivier Appert             o  Director of the Reporting Person;
                           o  President of the Institut Francais du Petrole
                              1, avenue du Bois Preau
                              92500 Rueil Malmaison, France.
--------------------------------------------------------------------------------
Yves Lesage                Director and Honorary Chairman of the Reporting
                           Person.
--------------------------------------------------------------------------------
John MacWilliams(1)        o  Director of the Reporting Person;
                           o  Partner of JP Morgan Partners
                              1221 Avenue of the Americas
                              New York, New York  10020, U.S.A.
--------------------------------------------------------------------------------
Christian Marbach          Director of the Reporting Person.
--------------------------------------------------------------------------------
Daniel Valot               o  Director of the Reporting Person;
                           o  Chairman of the Management Board of
                              Technip-Coflexip
                              170, place Henri Regnault
                              92973 Paris La Defense Cedex, France.
--------------------------------------------------------------------------------
Robert Semmens(1)          o  Director of the Reporting Person;
                           o  Independent consultant.
--------------------------------------------------------------------------------
----------
     (1) U.S. citizen.